PROVECTUS PHARMACEUTICALS, INC.
7327 Oak Ridge Highway
Knoxville, TN 37931
Toll-free (866) 594-5999 - landline (extension 30)
Toll-free (866) 998-0005 - fax

January 21, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Provectus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
File No. 000-09410

Dear Mr. Rosenberg:

This letter responds to the comments received from the Securities and Exchange Commission by letter dated December 23, 2010 to H. Craig Dees, Ph.D. with respect to the above-referenced filings of Provectus Pharmaceuticals, Inc. (the “Company” or “Registrant”).

    For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

1.  Please revise your disclosure to include the costs incurred during each period presented and to date for all of the projects in the table.  Also revise to disclose the nature of any excess of the amount recorded as research and development expense in the statements of operations over the total amount incurred for these projects.

Response to Comment No.1  Registrant proposes to include in its next Form 10-K filing the following for both 2010 and 2009:

The table below summarizes our projects, the actual costs for each period and total costs.

Projects	Actual Costs for 2010	Actual Costs for 2009	Total Costs

Melanoma	$ TBD	$ 593,000	$ TBD
Breast/Other	$ TBD	$ -0-	$ TBD
Psoriasis/AD	$ TBD	$ 178,000	$ TBD
Liver	$ TBD	$ 6,000	$ TBD
Payroll	$ TBD	$ 2,860,000	$ TBD
Indirect	$ TBD	$ 1,272,000	$ TBD
Totals	$ TBD	$ 4,909,000	$ TBD

2.  You had several private placements in 2009 in which you issued warrants.  It is our understanding based on your September 22, 2009 letter that these warrants were not required to be classified as a liability and thus have been included within equity.  Please tell us why it does not appear that you have recorded a value for these warrants in the Statement of Stockholders’ Equity.

Response to Comment No. 2
The consideration attributable to warrants is properly included within paid-in capital. In its next Form 10-K filing, the Company will revise the caption within the Statement of Stockholders’ Equity to read “Issuance of stock and warrants pursuant to Regulation D” instead of “Issuance of stock pursuant to Regulation D”.

3.  You issued Units in both March 2010 and April 2010.  Based on the warrant agreement filed as Exhibit 10.2 with the Form 8-K on March 12, 2010, it appears that the warrants are subject to adjustment if equity is subsequently issued at a price lower than the exercise price of these warrants.  Therefore, please provide us with your analysis of whether the warrants should be classified as liabilities pursuant to ASC 815-40-15 and subsequent changes in fair value recorded in earnings.  In addition, please tell us what model you used to value these warrants.  If you believe that equity classification is appropriate, please tell us where the warrants were recorded in the Statement of Stockholders’ Equity.

Response to Comment No. 3
Registrant has determined that the warrants should be classified as liabilities in accordance with ASC 815 due to the reset provisions contained in the warrants that contain exercise price reset features under which the exercise price of the warrants would be adjusted if the registrant issues certain other equity related instruments at a lower price per share. The Company is in the process of quantifying the impact of this change in classification using a lattice model or Monte Carlo simulation, which accommodates variability, to value these warrants.  The Company intends to reflect the necessary adjustment in the fourth quarter of 2010 in its next Form 10-K filing, and  restate its  quarterly periods ending March 31, June 30, and September 30, 2010 as part of the comparative information reported on Form 10-Q for the quarterly periods ending March 31, June 30, and September 30, 2011.  The Company will also disclose the impact of the restatements on its  quarterly periods ending March 31, June 30, and September 30, 2010 in its next Form 10-K filing and will provide similar disclosure in the upcoming March 31, 2011, June 30, 2011, and September 30, 2011 Form 10-Q’s. The Company is hoping that amended 10-Q’s will not be required but understands that a final determination will be dependent on materiality.

Although the Company acknowledges that the quantitative impact of the error must be considered it does not believe it needs to restate its previously filed quarterly reports on Form 10-Q for the quarterly periods ending March 31, June 30, and September 30, 2010 because the reclassification of warrants as liabilities and subsequent changes in fair value recorded in earnings are not considered to be qualitatively material.

The Company points to the fact that it is a development-stage pharmaceutical company with no current revenues.  Investors are purchasing the Company’s stock on the prospect that the treatments we are developing will be successful. Of primary concern to the users of the financial statements is the amount of cash the Company has available and whether it is sufficient to allow the Company to complete its clinical trials, obtain FDA approval and bring its products to market. The nature of the correction and its non-cash impact on the financial statements is believed to be of no consequence to the investment decision. In other words, the Company believes that a reasonable investor would conclude that the size and nature of this error is irrelevant, i.e., a reasonable investor would not consider this error to have significantly altered the “total mix” of information available to them.

Furthermore, the Company does not publish earnings releases, rarely has investor calls, and does not provide forecasts or projections.  The Company reported this error in an 8-K filing on January 12, 2011, before the market opened, and the Company’s stock closed at the same price per share that it opened at.  The following day, January 13, 2011, the Company filed another 8-K stating that it had entered into a securities purchase agreement, pursuant to which the Company agreed to sell in a registered direct public offering an aggregate of 5,454,550 shares of its common stock and warrants to purchase a total of 7,527,279 shares of its common stock to certain investors for aggregate gross proceeds, before deducting estimated offering expenses payable by the Company, of approximately $5,100,004.25.  The Company closed on this transaction on January 19, 2011.  The Company believes that the consummation of this transaction is evidence that investors do not base their investment decision on the Company’s accounting treatment of the warrants in question.

On behalf of the Registrant, we acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

                                          Very truly yours,

                                                                                                                                                          /s/H. Craig Dees, Ph.D
                                                                                                                                                          H. Craig Dees, Ph.D